Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of AutoWeb, Inc. of our report dated March 27, 2020, relating to the consolidated financial statements and schedule of AutoWeb, Inc., which report appears in the Annual Report on Form 10-K of AutoWeb, Inc. for the year ended December 31, 2019 (and expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for leases in 2019 and revenue recognition in 2018), and to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP

San Diego, California
November 5, 2020